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                                                         For Immediate Release
                                                         ---------------------

                                                         Harrington Bischof
                                                         R-B Capital Corporation
                                                         (847) 381-2510


R-B CAPITAL ACQUIRES CONTROL OF PEERLESS INDUSTRIAL GROUP, INC.
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     BARRINGTON, Ill., May 16, 1997 -- R-B Capital Corporation announced today that it has acquired control of Peerless Industrial Group, Inc. R-B Capital's cash tender offer to purchase all of the outstanding common stock of Peerless expired as scheduled at midnight, Eastern Standard Time, on Thursday, May 15, 1997. The tender offer has not been extended.

     A total of 6,092,155 shares of Peerless Common Stock and Class B Common Stock (including shares subject to guaranteed delivery procedures) were validly tendered and not withdrawn prior to the expiration of the offer. R-B Capital has accepted all of these shares for payment. These shares represent approximately 97.1 percent of Peerless' outstanding shares.

     As the final step of the acquisition process, Peerless will be merged with a wholly owned subsidiary of R-B Capital. Since R-B Capital owns more than 90% of the outstanding stock of Peerless, this will be accomplished by a short-form merger without a meeting of the other Peerless shareholders.

     Under the terms of R-B Capital's April 11, 1997 definitive Merger Agreement with Peerless, R-B Capital will pay in the Merger $1.67 per share for each of the shares of Peerless that were not purchased in the tender offer.

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